Exhibit 99.1

ATTUNITY REPORTS SECOND QUARTER 2011 RESULTS
- - -
License Revenue Increases 43% Year-Over-Year

Burlington, MA–August 10, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its unaudited financial results for the quarter ended June 30, 2011.

Second Quarter 2011 Highlights:
•	License revenues increased 43% to $1.62 million
•	Total revenues increased 20% to $3.05 million
•	Net income increased 235% to $178,000
•	Rapid Decisions selected Attunity as an OEM partner, with deals this quarter.

“We continue to report solid financial results with total revenue increasing by approximately 20% for the second quarter compared to last year.  The growth in the second quarter was primarily due to strong direct sales of software licenses as well as strong demand from companies worldwide for real-time data integration,” stated Mr. Shimon Alon, Attunity's Chairman and CEO. “We have maintained a strong pattern of growth through the successful implementation of our strategy to be a leading supplier of data integration and event capture software, supporting the ever growing need for companies to have real-time access to their information.  The next phase of our strategy is geared towards penetrating larger markets of cloud computing and application replication.  As part of this phase, we have made ongoing investments into R&D, and are currently planning to launch several new products into the market by year-end.”

Total revenues for the second quarter of 2011 increased 20% to $3,049,000, compared to $2,544,000 in the second quarter of 2010.

Net Operating income for the second quarter of 2011 was $130,000, compared to a net operating income of $53,000 for the same period of 2010.  Non-GAAP net operating income for the second quarter of 2011 was $294,000 compared to $317,000 for the same period last year. Non-GAAP net operating income for the second quarter of 2011 excludes equity-based compensation and amortization and capitalization of software development costs of $164,000 compared to $264,000 for the second quarter of 2010 (see footnotes 1 and 2 at the end of this release).

Net income for the second quarter of 2011 increased 235% to $178,000, or $0.01 per diluted share, compared to $53,000, or $0.00 per diluted share, in the second quarter of 2010. Net income for the second quarter of 2011 was positively impacted by the financial income due to revaluation of conversion features related to the Company’s convertible debt and outstanding warrants, which was partially offset by equity-based compensation expenses and amortization of software development costs net of capitalization.

Non-GAAP net income for the second quarter of 2011 was $139,000 compared to $120,000 for the same period last year. Non-GAAP net income for the second quarter of 2011 excludes equity-based compensation expenses and amortization of software development costs net of capitalization and expenses associated with the revaluation of conversion features related to the Company’s convertible debt and outstanding warrants (see footnotes 1,2 and 3 at the end of this release).

Cash and cash equivalents were approximately $1.9 million as of June 30, 2011, compared to approximately $2.4 million as of March 31, 2011. The decrease is partially due to reclassification of approximately $0.2 million to Restricted Cash in order to secure foreign currency hedging activities. Restricted Cash was $0.4 million as of June 30, 2011, compared to approximately $0.2 million as of March 31, 2011.

Shareholders' equity was approximately $2.5 million as of June 30, 2011 compared to $2.0 million as of March 31, 2011. Approximately 100 thousands of the increase in shareholders' equity is related to the reclassification of the fair value of warrants previously presented as liabilities to equity, due to securing waivers from price protection rights from the majority of the security holders. Once executed, these waivers allowed the Company to no longer mark-to-market such securities at each balance-sheet date.

Mr. Alon concluded: “We continue to generate profits while investing into our Sales and Marketing, and Research and Development operations, aimed towards driving future growth. We are on track with our plan to launch our new innovative replication platform for cloud computing and for the large and scalable enterprise environment. During the quarter, we have successfully delivered the Open-Data-Base-Connectivity (ODBC) component and are on schedule with the delivery of the Change-Data-Capture (CDC), all in accordance with the OEM agreements with Microsoft. In the second half of 2011, we expect to recognize a pro-rated portion of revenues attributable for 2011, of approximately $1.5 million from these agreements, with cash proceeds of approximately $3.5 million."

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

About Attunity
Attunity is a leading provider of real-time data integration and event capture software.
Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), net operating income (loss) and net income (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with ASC 718, non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues or expected recognition of revenues from Microsoft, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #
© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011

U.S. DOLLARS IN THOUSANDS

INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,894	$872
Restricted cash	396	224
Trade receivables (net of allowance for doubtful accounts of $15 both at June 30 , 2011 and December 31, 2010)	1,000	1,201
Other accounts receivable and prepaid expenses	249	190

Total current assets	3,539	2,487

LONG-TERM ASSETS:
Long-term prepaid expenses	61	61
Severance pay fund	1,497	1,323
Property and equipment, net	229	205
Software development costs, net	304	496
Goodwill	6,315	6,133

Total long-term assets	8,406	8,218

Total assets	$11,945	$10,705

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$939	$245
Current maturities of long-term debt	627	1,014
Trade payables	145	220
Deferred revenues	2,590	2,048
Employees and payroll accruals	1,052	844
Accrued expenses and other current liabilities	949	759

Total current liabilities	6,302	5,130

LONG-TERM LIABILITIES:
Long-term convertible debt	755	1,571
Long-term debt	12	90
Warrants and bifurcated conversion feature , presented at fair value	209	1,215
Accrued severance pay	2,201	1,966

Total long-term liabilities	3,177	4,842

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	965	939
Authorized: 130,000,000 shares at June 30 , 2011 and December 31, 2010. Issued and outstanding: 33,240,197 shares at June 30, 2011 and 32,269,695 at December 31, 2010
Additional paid-in capital	103,574	102,459
Accumulated other comprehensive loss	(405)	(640)
Accumulated deficit	(101,668)	(102,025)

Total shareholders' equity	2,466	733

Total liabilities and shareholders' equity	$11,945	$10,705

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	6 months ended June 30,		3 months ended June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Software licenses	$3,205	$2,540	$1,618		$1,129
Maintenance and services	2,802	2,761	1,431		1,415

	6,007	5,301	3,049		2,544
Operating expenses:
Cost of revenues	612	1,032	309		533
Research and development, net	1,581	1,148	829		550
Selling and marketing	2,238	2,038	1,221		965
General and administrative	1,106	866	558		443

Total operating expenses	5,537	5,084	2,918		2,491

Operating Income	470	217	130		53

Financial expenses, net	47	359	(74)		(26)

Income / (loss) before income taxes	423	(142)	204		79
Taxes on income	66	34	26		26

Net Income/ (loss)	$357	$(176)	$178		$53

Basic net Income/(loss) per share	$0.01	$(0.01)	$0.01	$	(*
Weighted average number of shares used in computing basic net Income/(loss) per share	33,212	31,750	33,214		31,924*

Diluted net Income/(loss) per share	$0.01	$(0.01)	$ (*	$	(*
Weighted average number of shares used in computing diluted net Income/(loss) per share	40,041	31,750	38,985		31,924

* less than $ 0.01 per share

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity
Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)	$(1,692)	733

Reclassification of warrants from liability to equity	-	-	860	-	-		860
Exercise of options and warrants	970,502	26	111	-	-		137
Stock-based compensation	-		144	-	-		144
Foreign currency translation adjustments	-	-		235	-	235	235
Net income	-	-	-		357	357	357
Total comperhensive loss						$(1,100)

Balance as of June 30, 2011 (Unaudited)	33,240,197	$965	$103,574	$(405)	$(101,668)		$2,466

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended	6 months ended
	June 30,	June 30,
	2011	2010
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$357	$(175)
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:
Depreciation	53	53
Stock based compensation	144	113
Amortization of software development costs	192	602
Increase (decrease) in accrued severance pay, net	61	62
Decrease (increase) in trade receivables	215	(235)
Decrease ( increase) in other accounts receivable and prepaid expenses	(59)	(80)
Decrease (increase) in long-term prepaid expenses	-	14
Increase (decrease) in trade payables	(76)	(14)
Increase (decrease) in deferred revenues	489	464
Increase (decrease) in employees and payroll accruals	206	(133)
Increase (decrease) in accrued expenses and other liabilities	186	(239)
Increase of restricted cash	(172)	5
Changes in fair value of warrants and bifurcated embedded conversion feature	(146)	154

Net cash provided by operating activities	1,449	591

Cash flows from investing activities:
Purchase of property and equipment	(77)	(43)
Capitalization of software development costs	-	(110)

Net cash used in investing activities	(77)	(153)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	137	73
Receipt of long term loan	57	25
Repayment of long-term debt	(526)	(417)
Repayment of convertible debt	(123)	-

Net cash provided by (used in) financing activities	(455)	(319)

Foreign currency translation adjustments on cash and cash equivalents	104	(11)

Increase (decrease) in cash and cash equivalents	1,022	109
Cash and cash equivalents at the beginning of the period	872	1,428

Cash and cash equivalents at the end of the period	$1,894	$1,537

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$48	$355

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		6 months ended June 30,		3 months ended June 30,
		2011	2010	2011	2010
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating Income	$470	$217	$130	$53
	Stock based compensation (1)	144	113	77	60
	Amortization of Software development costs net of capitalization (2)	192	492	87	204

	Non-GAAP operating Income	$806	$822	$294	$317

	GAAP net Income (loss)	357	(176)	178	53
	Stock based compensation (1)	144	113	77	60
	Amortization of Software development costs net of capitalization (2)	192	492	87	204
	Financial expenses (3)	(146)	154	(203)	(197)

	Non-GAAP net Income	$547	$583	$139	$120

*	GAAP diluted net Income (loss) per share	0.01	(0.01)	0.00	0.00
	Stock based compensation (1)	0.00	0.00	0.00	0.00
	Amortization of Software development costs net of capitalization (2)	0.01	0.02	0.00	0.01
	Financial expenses (3)	(0.00)	0.00	(0.01)	(0.01)

*	Non-GAAP diluted net Income per share	$0.02	$0.02	$0.00	$0.01
	Weighted average number of shares used in computing diluted net income per share	40,041	31,750	38,985	31,924

	(1) Equity-based compensation expenses under ASC 718 included in :
	Research and development	42	25	24	14
	Selling and marketing	44	43	25	23
	General and administrative	58	45	28	23

		$144	$113	$77	$60

	(2) Amortization and capitalization of software development costs under ASC 985-20
	Amortization	192	602	87	302
	Capitalization	-	(110)	-	(98)

		$192	$492	$87	$204
	(3) Financial expenses:
	Revaluation of warrants and conversion feature of long term convertible debt	(146)	154	(203)	(197)

		$(146)	$154	$(203)	$(197)